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EXHIBIT 99.7

Independent Auditors' Report on Financial Statements

To the Shareholders of Talisman Energy Inc.

We have audited the consolidated balance sheets of Talisman Energy Inc. (the "Company") as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Chartered Accountants

March 1, 2007
Calgary, Canada

34 Talisman Energy 2006 Annual Financial Report

Consolidated Balance Sheets

December 31 (millions of C$)	2006	2005

		(restated) (note 2)
Assets

Current

Cash and cash equivalents	103	145

Accounts receivable (note 11)	1,136	1,219

Inventories (note 4)	368	170

Prepaid expenses	25	20

Assets of discontinued operations (note 2)	443	793

	2,075	2,347

Accrued employee pension benefit asset (note 18)	50	57

Other assets	102	74

Goodwill (note 3)	1,543	1,434

Property, plant and equipment (note 5)	17,691	14,196

Assets of discontinued operations (note 2)	–	246

	19,386	16,007

Total assets	21,461	18,354

Liabilities

Current
Bank indebtedness	39	15

Accounts payable and accrued liabilities (notes 6, 8 and 9)	2,477	2,336

Income and other taxes payable	412	649

Liabilities of discontinued operations (note 2)	235	238

	3,163	3,238

Deferred credits (note 11)	59	74

Asset retirement obligations (note 6)	1,865	1,223

Other long-term obligations (notes 8 and 9)	157	216

Long-term debt (note 7)	4,560	4,263

Future income taxes (note 15)	4,350	3,367

Liabilities of discontinued operations (note 2)	–	178

	10,991	9,321

Non-controlling interest	–	66

Contingencies and commitments (notes 11 and 12)

Shareholders' equity

Common shares (note 8)	2,533	2,609

Contributed surplus (note 8)	67	69

Cumulative foreign currency translation (note 10)	122	(265)

Retained earnings	4,585	3,316

	7,307	5,729

Total liabilities and shareholders' equity	21,461	18,354

See accompanying notes

On behalf of the Board

/s/ DOUGLAS D. BALDWIN	/s/ ROBERT G. WELTY
Douglas D. Baldwin	Robert G. Welty
Chairman of the Board	Director

Talisman Energy 2006 Annual Financial Report 35

Consolidated Statements of Income

Years ended December 31 (millions of C$ unless otherwise stated)	2006	2005	2004

		(restated) (note 2)	(restated) (note 2)
Revenue

Gross sales	9,362	8,888	6,299

Hedging (gain) loss	(66)	77	480

Gross sales, net of hedging	9,428	8,811	5,819

Less royalties	1,603	1,516	1,059

Net sales	7,825	7,295	4,760

Other (note 13)	119	112	80

Total revenue	7,944	7,407	4,840

Expenses

Operating	1,651	1,338	1,091

Transportation	207	185	174

General and administrative	233	201	183

Depreciation, depletion and amortization	2,005	1,689	1,479

Dry hole	296	241	311

Exploration	318	275	238

Interest on long-term debt	166	163	173

Stock-based compensation (note 8)	51	633	171

Other (note 14)	(29)	39	89

Total expenses	4,898	4,764	3,909

Income from continuing operations before taxes	3,046	2,643	931

Taxes (note 15)

Current income tax	752	978	427

Future income tax (recovery)	552	127	(143)

Petroleum revenue tax	290	184	128

	1,594	1,289	412

Net income from continuing operations	1,452	1,354	519

Net income from discontinued operations (note 2)	553	207	135

Net income	2,005	1,561	654

Per common share (C$) (note 17)

Net income from continuing operations	1.33	1.23	0.45

Diluted net income from continuing operations	1.29	1.20	0.44

Net income from discontinued operations	0.51	0.18	0.12

Diluted net income from discontinued operations	0.50	0.18	0.12

Net income	1.84	1.41	0.57

Diluted net income	1.79	1.38	0.56

Average number of common shares outstanding (millions)	1,092	1,104	1,149

Diluted number of common shares outstanding (millions)	1,122	1,131	1,170

See accompanying notes

Consolidated Statements of Retained Earnings

Years ended December 31 (millions of C$)	2006	2005	2004

Retained earnings, beginning of year	3,316	2,170	1,852

Net income	2,005	1,561	654

Common share dividends	(163)	(125)	(114)

Purchase of common shares (note 8)	(573)	(290)	(222)

Retained earnings, end of year	4,585	3,316	2,170

See accompanying notes

36 Talisman Energy 2006 Annual Financial Report

Consolidated Statements of Cash Flows

Years ended December 31 (millions of C$)	2006	2005	2004

		(restated) (note 2)	(restated) (note 2)
Operating

Net income from continuing operations	1,452	1,354	519

Items not involving cash (note 16)	2,690	2,631	1,820

Exploration	318	275	238

	4,460	4,260	2,577

Changes in non-cash working capital (note 16)	(374)	199	203

Cash provided by continuing operations	4,086	4,459	2,780

Cash provided by discontinued operations	288	412	339

Cash provided by operating activities	4,374	4,871	3,119

Investing

Corporate acquisitions (note 3)	(66)	(2,549)	–

Capital expenditures

Exploration, development and corporate	(4,576)	(3,159)	(2,498)

Acquisitions (note 3)	(201)	(260)	(317)

Proceeds of resource property dispositions	112	17	75

Changes in non-cash working capital	246	138	50

Discontinued operations	715	(331)	(67)

Cash used in investing activities	(3,770)	(6,144)	(2,757)

Financing

Long-term debt repaid	(4,570)	(1,294)	(1,069)

Long-term debt issued	4,786	3,129	912

Common shares purchased (note 8)	(656)	(352)	(284)

Common share dividends	(163)	(125)	(114)

Deferred credits and other	(77)	(9)	164

Changes in non-cash working capital	–	(3)	(10)

Cash (used in) provided by financing activities	(680)	1,346	(401)

Effect of translation on foreign currency cash and cash equivalents	10	19	(21)

Net increase (decrease) in cash and cash equivalents	(66)	92	(60)

Cash and cash equivalents net of bank indebtedness, beginning of year	130	38	98

Cash and cash equivalents net of bank indebtedness, end of year	64	130	38

Cash and cash equivalents	103	145	38

Bank indebtedness	39	15	–

	64	130	38

See accompanying notes

Talisman Energy 2006 Annual Financial Report 37

Notes to the Consolidated Financial Statements

(tabular amounts in millions of C$, except as noted)

1.  Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States (US) is contained in note 20 to these statements.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids.

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

a)  Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b)  Inventories

Product inventories are valued at the lower of average cost and market value. Materials and supplies are valued at the lower of average cost and net realizable value.

c)  Property, Plant and Equipment

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred. Producing properties and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved and probable reserves.

d)  Depreciation, Depletion and Amortization

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Successful exploratory wells and development costs are depleted over proved developed reserves while acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized. At the date of acquisition, an evaluation period is determined after which any remaining probable reserve costs associated with producing fields are transferred to depletable costs; costs not associated with producing fields are amortized over a period not exceeding the remaining lease term.

Costs associated with significant development projects are not depleted until commercial production commences. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term until properties are determined to be productive or impaired. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 7% and 4% to 33%, respectively. Gas plants and pipelines in the UK and Scandinavia are depreciated using the unit of production method based on the related fields.

e)  Asset Retirement Obligations

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion and amortization of the underlying assets. Subsequent changes in the estimated fair value of the asset retirement obligations (ARO) are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

Actual expenditures incurred are charged against the accumulated obligation with the resulting difference recognized in income as a gain or loss.

38 Talisman Energy 2006 Annual Financial Report

f)  Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

g)  Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government stakes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

h)  Petroleum Revenue Tax

United Kingdom (UK) Petroleum Revenue Tax (PRT) is accounted for using the life of the field method whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

i)  Foreign Currency Translation

The Company's functional currency is the US$. The Company's financial results have been reported in C$ as explained below.

The Company's self-sustaining operations, which include the Canadian, the UK and Norway operations, are translated into US$ using the current rate method, whereby assets and liabilities are translated at period end exchange rates while revenues and expenses are converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$ with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ are included in the cumulative foreign currency translation account.

j)  Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss greater than 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations, and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

k)  Derivative Financial Instruments and Commodity Contracts

The Company may enter into derivative financial instruments to hedge against adverse fluctuations in foreign exchange rates, electricity rates, interest rates and commodity prices. Payments or receipts on derivative financial instruments that are designated and effective as hedges are recognized in income concurrently with the hedged transaction and are recorded in the Consolidated Statements of Income and Cash Flows in the line item associated with the hedged transaction. For example, gains and losses on commodity hedges are included in revenues.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred and recognized concurrently with the anticipated transaction. If it is no longer probable that the anticipated transaction will occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized immediately. Subsequent changes in the value of the derivative financial instrument are reflected in income. Any derivative financial instrument that is not designated as part of a hedging relationship is recorded at fair value with any resulting gain or loss reflected in income. The financial derivative contracts outstanding at December 31, 2006 are disclosed in note 11 to the Consolidated Financial Statements.

All of the Company's commodity derivative financial instruments outstanding as at December 31, 2006 met the hedging requirements under Canadian GAAP. The hedging requirements as amended by Accounting Guideline 13 (AcG 13) require the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective

Talisman Energy 2006 Annual Financial Report 39

throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

The Company enters into physical commodity contracts in the normal course of business including contracts with fixed terms. The contracts outstanding at December 31, 2006 are disclosed in note 12 to the Consolidated Financial Statements. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

l)  Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

m)  Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For our international operations generally, our customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities and recorded as revenue when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

n)  Stock-Based Compensation

Talisman has tandem stock option and stock appreciation rights, cash unit plans and deferred share units for employees and directors, which are described in note 8. As all plans may be settled for cash at the option of the holder, plans are classified as liability instruments and measured at their intrinsic value, less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense, except for the change related to deferred share units which is included in general and administrative expense.

o)  Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill has been allocated to reporting units, which are comprised of one or more components of the Company's geographic segments. Goodwill is not amortized but is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of the reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

p)  Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The Company uses the treasury stock method to determine the dilutive impact of options. This method assumes that any proceeds from the exercise of options would be used to purchase common shares at the average market price during the period.

q)  Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

40 Talisman Energy 2006 Annual Financial Report

r)  Measurement Uncertainty

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of pension costs charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to material measurement uncertainty.

s)  Changes to Reporting Segments

During 2006, Talisman made changes to its reporting segments. Reclassifications have been made for all corresponding reported periods. See note 19.

t)  Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2.  Discontinued Operations

United Kingdom

During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million. Operating results are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets of $209 million, net of tax ($nil), has been recorded in net income from discontinued operations.

During the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. Completion is expected in the fourth quarter of 2007. The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing. The proceeds and gain on sale will be impacted by the timing of closing, foreign exchange rate movements, closing costs, interest on the sales proceeds, oil and gas prices and production volumes, together with operating results during the period to closing.

North America

During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. Operating results are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. A gain on disposition of assets of $147 million, net of tax ($61 million), has been recorded in net income from discontinued operations.

Also during 2006, Talisman announced its intention to sell all of its oil sands assets, comprised of a 1.25% indirect interest in Syncrude Canada and interests in undeveloped leases. Operating results from the Syncrude interest are included in net income from discontinued operations and the related assets and liabilities are reported as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. The sale of Talisman's indirect interest in Syncrude closed subsequent to year-end for total proceeds of $477 million, consisting of cash of $234 million, net of adjustments and 8,189,655 units of Canadian Oil Sands Trust. The resulting gain of approximately $236 million, net of tax ($73 million), will be recorded in 2007 as part of discontinued operations. The Company is required to hold the Canadian Oil Sands Trust units for a minimum of four months from closing.

During the fourth quarter of 2006, Talisman announced plans to sell additional oil and gas producing assets in Western Canada. These assets are not included in the results of discontinued operations as at December 31, 2006 but are expected to be reclassified in 2007.

During 2006, the Company completed the sale of a royalty interest in an undeveloped lease for a gain of $76 million, net of tax ($32 million), which has been recorded in continuing operations.

Talisman Energy 2006 Annual Financial Report 41

Comparative periods for both North America and UK segments have been restated.

	For the 12 months ended December 31
	North America			United Kingdom						Total
	2006	2005	2004	2006		2005		2004		2006	2005	2004

Revenue

Gross sales	156	218	196	570	[1]	499	[1]	384	[1]	726	717	580

Royalties	26	33	32	42		45		33		68	78	65

Revenues, net of royalties	130	185	164	528		454		351		658	639	515

Expenses

Operating, marketing and general	48	55	50	85		86		74		133	141	124

Interest[2]	7	1	–	11		2		–		18	3	–

Depreciation, depletion and amortization	20	38	44	101		116		127		121	154	171

Income from discontinued operations before income taxes	55	91	70	331		250		150		386	341	220

Taxes	16	31	24	173		103		61		189	134	85

Gain on disposition, net of tax	147	–	–	209		–		–		356	–	–

Net income from discontinued operations	186	60	46	367		147		89		553	207	135

1
Includes $58 million, $51 million and $5 million for 2006, 2005 and 2004, respectively of other revenue related to tariff and pipeline income (see note 13).
2
Interest has been allocated to discontinued operations calculated on the portion of the Acquisition Credit Facility (see note 7) that was required to be repaid with proceeds from property dispositions.

	As at December 31, 2006			As at December 31, 2005
	North America	United Kingdom	Total	North America	United Kingdom	Total

Assets
Current assets	7	30	37	22	70	92

Property, plant and equipment, net	150	213	363	324	553	877

Goodwill	14	29	43	21	49	70

Total assets[1]	171	272	443	367	672	1,039

Liabilities

Current liabilities	2	53	55	5	42	47

Asset retirement obligations	1	78	79	17	80	97

Future income taxes	–	22	22	–	166	166

Other long-term obligations	1	78	79	1	105	106

Total liabilities[1]	4	231	235	23	393	416

Net assets of discontinued operations	167	41	208	344	279	623

1
In 2005, assets of $246 million and liabilities of $178 million have been classified as long term as the sale of the properties related to these assets and liabilities is expected to close later in 2007.

3.  Acquisitions

The following acquisitions have been accounted for using the purchase method and the results have been included in the Consolidated Financial Statements from the dates of acquisition.

Corporate Acquisitions

In November 2005, Talisman acquired control (73%) of Paladin Resources plc (Paladin), an oil and gas exploration and development company. An additional 25% of the shares were acquired prior to year-end, resulting in a 98% ownership interest in Paladin at December 31, 2005. The 98% of Paladin was acquired for $2,560 million in cash and $74 million in long-term debt, net of cash acquired ($11 million). The acquisition has been

42 Talisman Energy 2006 Annual Financial Report

accounted for using the purchase method and the Paladin results have been included in the Consolidated Financial Statements of the Company from the date of acquisition. The remaining 2% of Paladin was acquired in January 2006.

Fair value of net assets acquired	United Kingdom	Scandinavia	Southeast Asia	Other	Combined

Property, plant and equipment	1,956	1,000	324	14	3,294

Net non-cash working capital	(9)	–	–	–	(9)

Goodwill	417	474	26	4	921

Fair value of derivatives	(147)	–	–	–	(147)

Future income tax	(622)	(516)	(48)	(5)	(1,191)

Asset retirement obligations	(89)	(66)	(13)	–	(168)

Non-controlling interest	(66)	–	–	–	(66)

	1,440	892	289	13	2,634

Other Acquisitions

During 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million, net of working capital assumed of ($4 million). These acquisitions included oil and gas properties in North America, $17 million; the United Kingdom, $184 million; and Scandinavia, $3 million. The fair value of the net assets acquired has been assigned to property plant and equipment, $510 million; asset retirement obligation, ($278 million); and future income tax, ($28 million). Three transactions in the UK accounted for the majority of the acquisitions and were acquired for a total cost of $181 million as shown below.

Fair value of net assets acquired	United Kingdom

Property, plant and equipment	487

Goodwill	–

Asset retirement obligations	(278)

Future income tax	(28)

181

During 2005, Talisman completed a number of oil and gas property and corporate acquisitions for a total cost of $536 million, comprised of $544 million in cash, assumed working capital ($12 million) and $4 million of properties exchanged. Four transactions accounted for the majority of the acquisitions and were acquired for a total cost of $515 million. These acquisitions included oil and gas properties in North America, the UK and Scandinavia.

Fair value of net assets acquired	North America	United Kingdom	Scandinavia	Combined

Property, plant and equipment	218	131	355	704

Goodwill	–	–	177	177

Asset retirement obligations	–	(7)	(74)	(81)

Future income tax	(70)	(33)	(182)	(285)

	148	91	276	515

During 2004, Talisman completed a number of oil and gas property and corporate acquisitions for a total cost of $330 million, comprised of $317 million in cash, ($1 million) of assumed working capital and $14 million of properties exchanged. Three of the transactions account for the majority of the acquisitions and were acquired for a total cost of $288 million. These three acquisitions included oil and gas properties in North America and the UK.

Fair value of net assets acquired	North America	United Kingdom	Combined

Property, plant and equipment	93	374	467

Asset retirement obligations	–	(101)	(101)

Future income tax	–	(78)	(78)

	93	195	288

Talisman Energy 2006 Annual Financial Report 43

Goodwill Continuity

	2006	2005

Opening balance at January 1[1]	1,434	441

Acquired during year	–	1,052

Foreign currency translation effect[2]	109	(59)

Closing balance at December 31[1]	1,543	1,434

1
$43 million (December 31, 2005 – $70 million; January 1, 2005 – $25 million) has been reclassified to assets of discontinued operations.
2
Effect of discontinued operations on foreign currency translation in 2006 is a decrease of $9 million (2005 – $1 million increase).

Goodwill has no tax basis.

4.  Inventories

December 31	2006	2005

Materials and supplies	227	99

Product	141	71

	368	170

5.  Property, Plant and Equipment

	Accumulated
December 31, 2006	Cost	DD&A	Net book value

Oil and gas assets[1]	25,779	8,190	17,589

Corporate assets	364	262	102

	26,143	8,452	17,691

	Accumulated
December 31, 2005	Cost	DD&A	Net book value

Oil and gas assets[1]	20,888	6,823	14,065

Corporate assets	342	211	131

	21,230	7,034	14,196

1
Net book value of $363 million (2005 – $877 million) has been reclassified to assets of discontinued operations.

In the year ended December 31, 2006, interest costs of $73 million (2005 – $19 million; 2004 – $13 million) were capitalized.

Included in property, plant and equipment are the following costs that were not subject to depreciation, depletion or amortization (DD&A) as at December 31:

Non-depleted capital at December 31	2006	2005

Acquired unproved reserve costs[1]

North America – associated with producing fields	10	35

United Kingdom – associated with producing fields	774	587

Scandinavia – associated with producing fields	241	236

Southeast Asia – associated with producing fields	63	63

North America – not associated with producing fields	–	34

United Kingdom – not associated with producing fields	381	353

Scandinavia – not associated with producing fields	29	112

Other – not associated with producing fields	9	129

Exploration costs[2]	769	450

Development Projects[3]

North America	44	30

United Kingdom	1,481	733

Scandinavia	371	93

Southeast Asia	612	369

Other	116	–

	4,900	3,224

1
Acquisition costs of unproved reserves are not depleted or amortized while under active evaluation for commercial reserves.
2
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves, approval of development plans or commencement of production.
3
Development projects are not depleted pending initial production.

44 Talisman Energy 2006 Annual Financial Report

Summary of exploration costs	Total	Less than 1 year	1 to 3 years	Greater than 3 years

North America	503	424	77	2

United Kingdom	135	98	37	–

Scandinavia	36	36	–	–

Southeast Asia	33	33	–	–

Other	62	12	29	21

	769	603	143	23

In North America, the non-depleted exploration costs increased by $175 million, as $167 million was reclassified to depletable capital, $82 million expensed to dry hole, and $424 million spent during the year was added to non-depleted exploration capital. Costs of $79 million relating to 14 wells drilled prior to 2006 continue to be capitalized, as management's ongoing assessment includes further development activity planned for 2007.

In the UK, the non-depleted exploration costs increased by $133 million, as a result of $98 million in 2006 expenditures and $35 million reclassified from prior years. Costs of $37 million relating to two wells drilled prior to 2006 continue to be capitalized, as management's ongoing assessment includes further development activity planned for 2007.

In Scandinavia, the non-depleted exploration costs increased by $22 million, as $11 million was reclassified to depletable capital, $3 million expensed to dry hole, and $36 million spent during the year was added to non-depleted exploration capital.

In Southeast Asia, the non-depleted exploration costs increased by $23 million as $10 million was reclassified to depletable capital and $33 million spent during the year was added to non-depleted exploration capital.

In other exploration areas, the non-depleted exploration costs decreased by $34 million as $11 million was reclassified to depletable capital, $36 million was expensed to dry hole and $13 million spent during the year was added to non-depleted exploration capital. Costs of $29 million relating to 4 wells drilled in 2004 and 2005 continue to be capitalized, as management's ongoing assessment includes potential development activity planned for 2007. Of the $21 million of costs drilled prior to 2004, $10 million relates to one well in Trinidad as management continues to evaluate the prospect for inclusion of the field in the potential gas development. The remaining $11 million relates to two wells in Algeria that are part of the ongoing EMK development. In 2006 six appraisal wells were drilled to delineate the EMK field. The Company expects to book proved reserves once this development is sanctioned, which is expected in 2007.

6.  Asset Retirement Obligations

Total accretion for year ended December 31, 2006 of $74 million (2005 – $70 million; 2004 – $63 million) has been included in depreciation, depletion and amortization. At December 31, 2006, the estimated total undiscounted asset retirement obligations were $4.6 billion (2005 – $3.1 billion). These obligations will be settled based on the estimated useful lives of the underlying assets, the majority of which are expected to be settled within the next 30 years. The ARO has been discounted using credit-adjusted risk free rates of 5.5% in the UK and Scandinavia, and 6.4% in North America and rest of world. No amount of market risk premium has been included in the estimate of the Company's ARO liability as management does not believe there to be sufficient evidence in the oil and gas industry to estimate any such market premium.

During the years, the Company's asset retirement obligations changed as follows:

	2006	2005

ARO liability at January 1	1,251	1,182

Liabilities incurred during the year	324	275

Liabilities settled during the year	(51)	(32)

Accretion expense	74	70

Revisions in estimated cash flows	171	(97)

Foreign currency translation[2]	127	(147)

ARO liability at December 31[1,3]	1,896	1,251

1
$79 million (December 31, 2005 – $97 million; January 1, 2005 – $113 million) has been reclassified to liabilities of discontinued operations.
2
Effect of discontinued operations on foreign currency translation in 2006 is a decrease of $11 million (2005 – $12 million increase).
3
Included in December 31, 2006 and December 31, 2005 liabilities are $31 million and $28 million, respectively, of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,865 million and $1,223 million, respectively.

Talisman Energy 2006 Annual Financial Report 45

7.  Long-Term Debt

December 31	2006	2005

Bank Credit Facilities

5.07% Bank Credit Facilities[1,2]	494	43

5.29% Acquisition Credit Facility[2]	–	1,848

Debentures and Notes (Unsecured)[3]

6.89% notes (US$40 million), Series B, due 2010[2,4]	47	58

5.80% medium term notes, due 2007[2]	385	385

7.125% debentures (US$175 million), due 2007[2]	204	204

6.68% notes (US$100 million), due 2008	117	117

8.06% medium term notes, due 2009	174	174

4.44% medium term notes (C$350 million, swapped to US$304 million), due 2011	354	–

5.125% notes (US$375 million), due 2015[5]	437	437

6.625% notes (£250 million), due 2017	570	501

7.25% debentures (US$300 million), due 2027	350	350

5.75% notes (US$125 million), due 2035	146	146

5.85% notes (US$500 million), due 2037	583	–

6.25% notes (US$600 million), due 2038	699	–

	4,560	4,263

1
Rate reflects the weighted average interest rate of instruments outstanding at December 31, 2006. Rate is floating rate-based and varies with changes in short-term market interest rates.
2
The amounts outstanding at December 31 have been classified as long term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.
3
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes (£250 million) which is payable annually and the 6.68% notes (US$100 million), which is paid quarterly.
4
Repayable in four US$10 million annual instalments ending in 2010.
5
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month Libor plus 0.433% (5.8068% at December 31, 2006). See note 11 to the Consolidated Financial Statements.

Bank Credit Facilities

At December 31, 2006, Talisman had unsecured credit facilities totaling $2,018 million, consisting of facilities of $1,395 million (Facility No. 1), $75 million (Facility No. 2), $200 million (Facility No. 3), $150 million (Facility No. 4) and $198 million (Facility No. 5). The maturity date of Facility No. 1 is June 30, 2011 and September 30, 2011 for Facilities 2, 3, 4 and 5, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion except for Facility No. 5. The term date of Facility No. 5 is September 30, 2008. Until the term date, the Company may borrow, repay and reborrow at its discretion; this date can also be extended from time to time upon agreement between the Company and the lender. All facilities must be repaid on their maturity dates.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $698 million are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 3 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans and letters of credit. Borrowings under Facility No. 4 are available in the form of prime loans, C$ or US$ banker's acceptances, US$ base rate loans and LIBOR-based loans. Borrowings under Facility No. 5 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. See note 12 for a summary of letters of credit.

Acquisition Credit Facility

In connection with the funding of the acquisition of Paladin, the Company arranged a $2,605 million (£1,300 million), unsecured non-revolving acquisition credit facility maturing in October 2006. At December 31, 2005, $1,848 million was drawn on this facility. The balance was repaid and the facility cancelled during 2006.

Paladin Credit Facility

During 2006, borrowings under the Paladin US$600 million senior credit facility ($43 million at December 31, 2005) were repaid and the facility was cancelled.

Notes Payable

In the first quarter of 2006, Talisman completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011. Interest on both notes is paid semi-annually. The $350 million offering was immediately swapped into US$304 million 5.054% debt. The proceeds from these note offerings were used to repay a portion of the then outstanding acquisition credit facility.

46 Talisman Energy 2006 Annual Financial Report

In the fourth quarter of 2006, Talisman completed a US$600 million offering of 6.25% notes due February 1, 2038. Interest on the note is paid semi-annually.

Repayment Schedule

The Company's contractual minimum repayments of long-term debt are as follows:

Year

2007[1]	601

2008	128

2009	186

2010	12

2011	848

Subsequent to 2011	2,785

Total	4,560

1
The portion of long-term debt payable in 2007 has been classified as long-term debt since the Company has the ability and intention to replace this debt with long-term borrowings under the revolving bank credit facilities.

8.  Share Capital

In May 2006, the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted average number of common shares outstanding, common shares issued and outstanding and options and cash units granted, exercised and forfeited have been retroactively restated to reflect the impact of the Company's three-for-one share split.

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

	2006		2005		2004

Continuity of common shares	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,098,783,945	2,609	1,125,555,870	2,666	1,151,988,552	2,725

Issued on exercise of options	438,860	8	495,375	8	548,700	5

Purchased during year	(35,294,400)	(84)	(27,267,300)	(65)	(26,962,200)	(64)

Cancelled pursuant to terms of plans of arrangement	–	–	–	–	(19,182)	–

Balance, end of year	1,063,928,405	2,533	1,098,783,945	2,609	1,125,555,870	2,666

During the year ended December 31, 2006, Talisman repurchased 35,294,400 common shares of the Company pursuant to a Normal Course Issuer Bid (NCIB) for a total of $659 million (2005 – 27,267,300 for $355 million; 2004 – 26,962,200 for $286 million). The cost to repurchase common shares in excess of their average book value has been charged to retained earnings and contributed surplus.

In December 2006, Talisman amended its current NCIB. The amendment increases the maximum number of common shares that Talisman may purchase over the 12-month period of the NCIB ending March 27, 2007 to the maximum permitted by the TSX, being 10% of the public float on March 22, 2006. The amended maximum is 109,767,000 common shares. Subsequent to year-end, Talisman repurchased 15,513,400 shares for a total of $299 million, leaving a maximum of 58,959,200 shares available for repurchase prior to the expiry of the NCIB. In addition, 103,300 stock options were exercised for shares, resulting in 1,048,518,305 common shares outstanding as at March 1, 2007.

In 2006, Talisman did not cancel any common shares of the Company (2005 – nil shares; 2004 – 19,182 shares) pursuant to the terms of the offering agreements of certain past corporate acquisitions.

a)  Stock Option Plan

Talisman has stock option plans (ESOP) that grants options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Options granted prior to 2006 are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006,

Talisman Energy 2006 Annual Financial Report 47

options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

	2006		2005		2004
Continuity of stock options	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	64,485,717	8.71	62,365,125	6.53	70,798,788	5.85

Granted	10,496,690	19.67	17,763,390	14.05	11,086,740	8.56

Exercised for common shares	(438,860)	6.55	(495,375)	5.52	(548,700)	4.25

Exercised for cash payment	(9,439,024)	6.12	(14,496,327)	5.89	(18,069,723)	5.16

Forfeited	(1,183,375)	15.04	(651,096)	10.29	(901,980)	7.04

Outstanding at December 31	63,921,148	10.79	64,485,717	8.71	62,365,125	6.53

Exercisable at December 31	27,606,033	6.45	17,621,862	5.79	23,194,434	5.24

Options available for future grants pursuant to the Company's Stock
Option Plans	47,501,367		47,375,658		49,991,625

The range of exercise prices of the Company's outstanding stock options is as follows:

	Outstanding Options			Exercisable Options
December 31, 2006 Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

2.86 – 4.99	4,414,560	3.90	2	4,414,560	3.90

5.00 – 9.99	32,537,058	7.28	6	22,579,743	6.72

10.00 – 14.99	16,594,260	14.00	8	504,930	14.02

15.00 – 20.70	10,375,270	19.62	9	106,800	19.69

2.86 – 20.70	63,921,148	10.79	7	27,606,033	6.45

The mark-to-market liability for the stock option plans as at December 31, 2006 was $542 million (2005 – $657 million).

Subsequent to December 31, 2006, 2,792,409 options were exercised for cash, 103,300 options were exercised for shares, 94,855 options were granted and 26,915 were cancelled, with 61,093,379 options outstanding at March 1, 2007.

b)  Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under the cash unit plan. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

	2006		2005		2004
Continuity of stock options	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	7,351,065	9.90	4,579,920	7.11	3,460,545	6.61

Granted	2,107,215	19.67	2,991,930	14.07	1,197,225	8.54

Exercised	(1,006,652)	6.61	(29,700)	6.60	–	–

Forfeited	(99,300)	16.44	(191,085)	9.21	(77,850)	6.60

Outstanding at December 31	8,352,328	12.68	7,351,065	9.90	4,579,920	7.11

Exercisable at December 31	2,411,293	6.93	–	–	–	–

48 Talisman Energy 2006 Annual Financial Report

The range of exercise prices of the Company's cash units is as follows:

	Outstanding Units			Exercisable Units
December 31, 2006 Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 – 9.99	3,397,318	7.26	7	2,335,543	6.67

10.00 – 14.99	2,849,370	14.00	8	67,050	14.02

15.00 – 20.41	2,105,640	19.63	9	8,700	19.69

6.60 – 20.41	8,352,328	12.68	8	2,411,293	6.93

The mark-to-market liability for the cash unit plans as at December 31, 2006 was $54 million (2005 – $56 million).

Subsequent to December 31, 2006, 49,250 cash units were exercised, 40,050 cash units were granted and 2,775 were cancelled, with 8,340,353 cash units outstanding at March 1, 2007.

c)  Deferred Share Units

Talisman also issues deferred share units to directors in lieu of cash compensation. Each deferred share unit (DSU) represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. As at December 31, 2006, there were 261,390 (2005 – 202,332) units outstanding. The mark-to-market liability of $5 million (2005 – $4 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

d)  Stock-Based Compensation

For the year ended December 31, 2006, the Company recorded stock-based compensation expense of $51 million (2005 – $633 million; 2004 – $171 million) relating to its stock option and cash unit plan. The Company paid cash of $159 million (2005 – $153 million; 2004 – $82 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company recovered capitalized stock-based compensation expense of $3 million in 2006 (2005 – $15 million capitalized; 2004 – nil).

Years ended December 31	2006	2005	2004

Average exercise price ($)	21.42	16.41	9.69

Average grant price	6.17	5.89	5.16

Average gain per exercise ($)	15.25	10.52	4.53

Number of options and cash units exercised	10,445,676	14,526,027	18,069,723

Cash payments ($ millions)	159	153	82

Of the combined mark-to-market liability for the stock option and cash unit plans of $596 million as at December 31, 2006 (2005 – $713 million), $554 million (2005 – $630 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

9.  Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	2006	2005

Pensions and other post-retirement benefits[1]	51	39

Mark-to-market liability for stock-based compensation	42	83

Fair value of commodity price derivatives acquired[2]	(3)	47

Discounted obligations on capital leases[3]	37	40

Other	30	7

Closing balance at December 31	157	216

1
$1 million (December 31, 2005 – $1 million) has been reclassified to liabilities of discontinued operations.
2
As a result of the acquisition of Paladin, Talisman acquired commodity price derivative contracts, which extend to the end of 2008. The mark-to-market liability recorded on acquisition will be amortized to revenue over the remaining life of the underlying derivative contracts. Of the total amount outstanding at December 31, 2006, $42 million (2005 – $84 million) is included in accounts payable and accrued liabilities.
3
During 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a floating storage and offloading vessel (FSO) for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$23 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $43 million (2005 – $46 million), $6 million (2005 – $6 million) is included in accounts payable and accrued liabilities.

Talisman Energy 2006 Annual Financial Report 49

10.  Cumulative Foreign Currency Translation

In accordance with the Company's foreign exchange translation accounting policy, as disclosed in note 1(i), foreign exchange gains or losses on translation of self-sustaining foreign operations and the translation of the Company's financial results into C$ for reporting purposes are included in shareholders' equity in the cumulative foreign currency translation account.

The following components give rise to the exchange gains or (losses) included in the cumulative foreign currency translation account as at December 31:

	2006	2005

Property, plant and equipment	(401)	(1,218)

Future tax liabilities (including PRT)	(103)	202

Asset retirement obligations	22	160

Long-term debt	551	634

Working capital	27	49

Goodwill	26	(92)

	122	(265)

11.  Financial Instruments

Commodity Price Derivative Contracts

The Company enters into crude oil and natural gas price derivative contracts to reduce the volatility of the Company's cash flows associated with anticipated sales of these commodities. The majority of the Company's outstanding commodity price derivative contracts at the end of 2006 have been designated as hedges of the Company's anticipated future commodity sales and, as such, gains and losses on these contracts are realized in income over the terms of the contracts. The Company had the following commodity price derivative contracts outstanding at December 31, 2006:

Crude Oil Derivatives

Fixed price swaps	Hedge type	Term	bbls/d	$/bbl

Fixed price swaps (Dated B rent index)	cash flow	2007 Jan-Jun	5,801	41.02

Fixed price swaps (Dated B rent index)	cash flow	2007 Jul-Dec	5,707	40.31

Fixed price swaps (Dated B rent index)	cash flow	2008 Jan-Jun	2,473	59.63

Fixed price swaps (Dated B rent index)	cash flow	2008 Jul-Dec	815	60.00

Two-way collars	Hedge type	Term	bbls/d	Floor $/bbl	Ceiling $/bbl

Two-way collars (WTI)	cash flow	2007 Jan-Dec	20,000	70.00	90.84

Natural Gas Derivatives

Fixed price swaps	Hedge type	Term	mcf/d	$/mcf

Fixed price swaps (AECO index)	cash flow	2007 Apr-Oct	32,110	7.64

Two-way collars	Hedge type	Term	mcf/d	Floor $/mcf	Ceiling $/mcf

Two-way collars (AECO index)	cash flow	2007 Jan-Dec	59,633	8.18	12.21

Two-way collars (AECO index)	cash flow	2007 Apr-Oct	41,284	8.81	11.53

During the first quarter of 2006, the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and, consequently, the loss has been deferred and will be recognized over the period ending December 31, 2007.

During the third quarter of 2006, the Company entered into derivative contracts in the form of two-way collars, hedging production of 20,000 bbls/day of crude oil and 59,633 mcf/day of natural gas for the 2007 calendar year. These contracts have been designated as hedges of the Company's anticipated future commodity sales.

During the fourth quarter of 2006, the Company entered into derivative contracts in the form of fixed price swaps hedging production of 32,110 mcf/d of gas for the period covering April to October 2007. These contracts have been designated as hedges of the Company's anticipated future commodity sales.

Also during the fourth quarter of 2006, the Company settled its two-way AECO collars covering the period November 1, 2006 to March 31, 2007 and a notional volume of 59,633 mcf/d for a gain of $32 million. These contracts were designated as a hedge of anticipated future gas sales and, consequently, the gain will be recognized over the period ending March 31, 2007.

Subsequent to year-end, the Company entered into natural gas derivative contracts priced at AECO in the form of two-way collars covering the period April 1, 2007 to October 31, 2007 for notional volume of 27,523 mcf/d of natural gas with a ceiling of $7.97 and a floor of $7.00. The Company also

50 Talisman Energy 2006 Annual Financial Report

entered into AECO fixed-price swaps covering the period April 1, 2007 to October 31, 2007 for a notional volume of 36,697 mcf/d with a fixed price of $7.58. In addition, the Company entered into fixed-price swaps of the UK (IPE) natural gas price covering the period from October 1, 2008 to June 30, 2011, for notional volume of 260,000 Therms/d declining over the period to a final notional volume of 180,000 Therms/d in the second quarter of 2011 with an average fixed price of $0.83/therm. These contracts have not been designated as hedges of the Company's anticipated future commodity sales, and as such are expected to increase the volatility of net income as changes in the fair value of these derivative instruments will be charged through net income.

Also subsequent to year-end, the Company settled a portion of its 2007, ($90.84/$70.00) WTI costless collars covering a notional volume of 10,000 bbls/d for a gain of $40 million which will be deferred and amortized over the period ending December 31, 2007, the term of the original hedge.

Interest Rate and Foreign Exchange Derivative Contracts

During 2005, in order to hedge a portion of the fair value risk associated with the US$375 million 5.125% notes due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ Libor plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes issued in May 2005.

Effective January 1, 2004, certain US$ cross currency swap contracts and interest rate swap contracts were no longer designated as hedges of the Eurobond and the Company recorded a deferred gain of $17 million, which is being amortized over the period to 2009, the original term of the contracts. The contracts were subsequently terminated in 2004 and the Company continues to amortize the deferred gain.

The Company's operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK pounds sterling (UK£) and C$, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales.

The Eurobond debt denominated in UK£ and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as cumulative foreign currency translation.

Carrying Amounts and Estimated Fair Values of Financial Instruments

Asset (liability) at December 31	2006			2005
	Carrying Value	Fair Value	Unrecognized	Carrying Value	Fair Value	Unrecognized

Long-term debt	(4,560)	(4,436)	124	(4,263)	(4,423)	(160)

Cross currency and interest rate swaps	–	(14)	(14)	(1)	(7)	(6)

Natural gas derivatives	–	55	55	(4)	9	13

Crude oil derivatives	(39)	10	49	(126)	(163)	(37)

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at December 31 for instruments having the same term and risk characteristics. Fair values for interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at December 31. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on forward pricing curves as at December 31.

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values.

Interest Rate Risk

Drawings under the Company's bank credit facilities are at floating interest rates and expose the Company to interest rate risk. The Company is also exposed to interest rate risk on maturity and refinancing of its fixed rate debt.

Credit Risk

A significant portion of the Company's accounts receivable is due from entities in the oil and gas industry. Concentration of credit risk is mitigated by having a broad domestic and international customer base, which includes a significant number of companies engaged in joint operations with Talisman. The Company routinely assesses the financial strength of its joint participants and customers, including parties involved in marketing or other commodity arrangements. At December 31, 2006, the Company's largest credit exposure to a single party was approximately $112 million.

The Company is exposed to credit risk associated with possible non-performance by derivative instrument counterparties. The Company actively limits the total exposure to individual counterparties.

Talisman Energy 2006 Annual Financial Report 51

12.  Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed the Court's decision granting Talisman's Motion for Summary Judgment and all prior rulings to the Second Circuit Court of Appeals. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Talisman's estimated total undiscounted future ARO at December 31, 2006 was $4.6 billion (2005 – $3.1 billion), approximately 68% of which is denominated in UK£. At December 31, 2006, Talisman had accrued $1,975 million (2005 – $1,348 million) of this liability. The Company has provided letters of credit, effective January 1, 2007 in an amount of $809 million, of which the majority were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK ($674 million). The remaining outstanding letters of credit primarily relate to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangement as described in note 9 to the Consolidated Financial Statements, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels. The term of the Ross Floating Production, Storage and Offloading vessel (FPSO) lease depends on the expected life of the Ross/Blake fields.

Estimated Future Minimum Commitments1

	2007	2008	2009	2010	2011	Subsequent to 2011	Total

Office leases	34	29	27	25	25	74	214

Vessel leases[2]	190	103	102	55	9	27	486

Transportation and processing commitments[3]	168	96	93	91	90	576	1,114

Minimum work commitments	280	127	54	35	6	–	502

Abandonment obligations	52	31	35	19	20	4,443	4,600

Other service contracts[4]	897	690	548	207	24	24	2,390

Total	1,621	1,076	859	432	174	5,144	9,306

1
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2006 exchange rate.
2
Includes the future minimum lease payments of assets under capital lease.
3
Certain of the Company's transportation commitments are tied to firm gas sales contracts.
4
Other service contracts consist primarily of drilling rig commitments to meet a portion of the Company's future drilling requirements.

During 2004, the Company signed a long-term contract to sell 810 bcf of Corridor natural gas to West Java, over a 17-year period with gas sales commencing in 2007, at a price of US$1.91/mcf, with no associated transportation costs. The Company anticipates having sufficient production to meet all future delivery commitments.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

The Company has also entered into sales contracts for a portion of its future North American natural gas production. The following are the average volumes under contract and the weighted average contract price in each of the years shown. The Company has sufficient future production to meet these fixed price sales contracts as the volumes represent less than 2% of the anticipated future North American production.

52 Talisman Energy 2006 Annual Financial Report

Natural Gas (North America)

Fixed price sales	2007	2008	2009	2010	2011

Volumes (mcf/d)	12,800	3,552	3,552	3,552	3,552

Weighted average price ($/mcf)	3.93	3.31	3.41	3.50	3.61

Talisman is in negotiations for the construction and long term lease of an offshore production and storage facility for the Talisman operated (70% WI) Yme field in Norway. Upon completion and delivery of the facility in 2009, the joint venture would lease the facility for an initial five year period, however this term can be extended by up to an additional 17 years. Talisman's share of the minimum lease payments over the initial five year period is expected to be approximately $64 million per year, which has not been included in the Estimated Future Minimum Commitments table above. This agreement is currently expected to be signed in late March 2007.

13.  Other Revenue

Years ended December 31	2006	2005	2004

Pipeline and custom treating tariffs[1]	103	88	68

Investment income	13	14	9

Marketing income	3	10	3

	119	112	80

1
$58 million (2005 – $51 million; 2004 – $5 million) has been reclassified to income from discontinued operations.

14.  Other Expenses

Years ended December 31	2006	2005	2004

Net (gain) loss on asset disposals	(106)	(3)	30

Foreign exchange (gain) loss	24	(7)	30

Property impairments	–	31	31

Gain on derivatives settlement	–	–	(15)

Wind farm	22	–	–

Miscellaneous interest	21	6	3

Other expense	10	12	10

	(29)	39	89

15.  Taxes

Income Taxes

The current and future income taxes related to continuing operations for each of the three years ended December 31 are as follows:

	2006	2005	2004

Current income taxes

North America	31	95	43

United Kingdom	67	242	201

Scandinavia	215	236	14

Southeast Asia	334	291	134

Other	105	114	35

	752	978	427

Future income taxes (recovery)

North America	(107)	129	(88)

United Kingdom	705	126	(17)

Scandinavia	(16)	(72)	(19)

Southeast Asia	(5)	(34)	9

Other	(25)	(22)	(28)

	552	127	(143)

Income taxes	1,304	1,105	284

Talisman Energy 2006 Annual Financial Report 53

The components of the net future tax liability related to continuing operations at December 31 are as follows:

	2006	2005

Future tax liabilities

Property, plant and equipment	5,106	3,839

Pension assets	15	19

Other	250	169

	5,371	4,027

Future tax assets

Provision for asset retirement obligations	912	538

Other	109	122

	1,021	660

Net future tax liability	4,350	3,367

Future distribution taxes associated with operations in the UK have not been recorded because, based on current plans, repatriation of funds in excess of foreign reinvestment will not result in material amounts of tax expense. Unremitted earnings in other foreign jurisdictions are not material.

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 29.37% for the year ended December 31, 2006 (2005 – 34.13%; 2004 – 34.13%) to income from continuing operations before taxes as follows:

Years ended December 31	2006	2005	2004

Income taxes calculated at the Canadian statutory rate	894	902	323

Increase (decrease) in income taxes resulting from:

Non-deductible royalties, mineral taxes and expenses	17	84	104

Resource allowances	(14)	(63)	(84)

Change in statutory tax rates	113	–	(50)

Non-taxable expense (income)	(24)	19	33

Deductible PRT expense	(82)	(27)	(43)

Higher foreign tax rates	422	160	18

Provincial rebates and credits	(1)	(7)	1

Federal tax on large corporations	–	9	9

Other	(21)	28	(27)

Income taxes	1,304	1,105	284

Petroleum Revenue Taxes

PRT expense primarily relates to the UK and is comprised of current tax expense of $256 million (2005 – $147 million; 2004 – $124 million) and deferred tax expense of $34 million (2005 – $37 million; 2004 – $4 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

16.  Supplemental Cash Flow Information

Years ended December 31	2006	2005	2004

Items not involving cash

Depreciation, depletion and amortization	2,005	1,689	1,479

Property impairments	–	31	31

Dry hole	296	241	311

Net (gain) loss on asset disposals	(106)	(3)	30

Stock-based compensation	(108)	480	89

Future taxes and deferred PRT (recovery)	586	165	(139)

Other	17	28	19

	2,690	2,631	1,820

Cash interest paid (net of capitalized interest)	184	171	165

Cash income taxes paid	1,173	757	289

54 Talisman Energy 2006 Annual Financial Report

Changes in operating non-cash working capital consisted of the following:

Years ended December 31	2006	2005	2004

Accounts receivable	197	(175)	(72)

Inventories	(182)	(64)	19

Prepaid expenses	(9)	(2)	–

Asset retirement obligations expenditures	(50)	(32)	(29)

Accounts payable and accrued liabilities	(93)	254	103

Income and other taxes payable	(237)	218	182

Net source (use) of cash	(374)	199	203

17.  Weighted Average Shares and Fully Diluted Shares Outstanding

	2006	2005	2004

Weighted average number of common shares outstanding (millions) – basic	1,092	1,104	1,149

Dilution effect of stock options (millions)	30	27	21

Weighted average number of commons shares outstanding (millions) – diluted	1,122	1,131	1,170

Outstanding stock options are the only instruments that are currently dilutive to earnings per share. For 2006, 2,548,433 stock options that were antidilutive have been excluded from the computation of diluted earnings per share (2005 – 5,389,872; 2004 – 87,300).

18.  Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 41% of the accrued benefit obligation as at December 31, 2006, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on the remainder of its defined benefit pension plans, the benefits have increased annually by one-half of the rate of inflation.

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The Company uses a December 31 measurement date for the majority of its defined benefit pension plans. The most recent actuarial valuation of the benefit plans for funding purposes was as of December 31, 2005, with the next valuation as of December 31, 2006, planned for the second quarter of 2007. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

	2006	2005	2004

Accrued benefit obligation

Discount rate (%)	5.1	4.9	5.6

Rate of compensation increase (%)	4.5	4.3	4.3

Benefit expense

Discount rate (%)	4.9	5.6	5.9

Expected long-term rate of return on plan assets (%)	6.8	7.0	7.0

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2018	2018	2018

Talisman Energy 2006 Annual Financial Report 55

The Company's net benefit plan expense is as follows:

	2006	2005	2004

Current service cost – defined benefit	12	10	10

Current service cost – defined contribution	11	8	8

Interest cost	10	10	10

Plan amendments	–	–	3

Actual return on plan assets	(31)	(16)	(17)

Actuarial loss on accrued benefit obligation	35	19	6

Costs arising in the period	37	31	20

Differences between costs arising in the period and net benefit plan expense
Return on plan assets	19	4	6

Plan amendments	–	–	(3)

Actuarial (gain) loss	(31)	(14)	7

Amortization of net transitional asset	–	(2)	(2)

Net benefit plan expense	25	19	28

Information about the Company's defined pension benefit plans is as follows:

	2006		2005
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus	Deficit[1]	Surplus	Deficit[1]

Accrued benefit obligation

Accrued benefit obligation, beginning of year	67	142	95	80

Current service cost	1	11	6	4

Interest cost	3	7	5	5

Actuarial losses (gains)	(1)	36	10	9

Plan participants' contributions	–	1	1	–

Benefits paid	(3)	(2)	(3)	(2)

Plan amendments	–	–	–	–

Other	–	2	–	(1)

Accrued benefit obligation, end of year	67	197	114	95

Plan assets

Fair value of plan assets, beginning of year	111	81	152	29

Actual gain on plan assets	15	17	16	1

Employer contributions	–	12	6	4

Plan participants' contributions	–	1	1	–

Surplus applied to defined contribution plan	(11)	–	(8)	–

Benefits paid	(3)	(2)	(3)	(2)

Expenses	(1)	–	(1)	–

Other	–	–	–	(3)

Fair value of plan assets, end of year	111	109	163	29

Funded status – surplus (deficit)[2]	44	(88)	49	(66)

Unamortized net actuarial losses	11	46	14	30

Unamortized prior service cost	–	4	–	3

Unamortized net transitional (asset) obligation	(5)	3	(6)	3

Net accrued benefit asset (liability)	50	(35)	57	(30)

1
The net accrued benefit liability for pension plans with a deficit funding status is included in other long-term obligations on the Consolidated Balance Sheets.
2
The funding deficit on the retirement compensation agreement is secured by letters of credit.

The net benefit plan expense of $25 million for the year ended December 31, 2006 (2005 – $19 million; 2004 – $28 million) is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(j).

56 Talisman Energy 2006 Annual Financial Report

The composition of the plan assets as a percentage of fair value is as follows:

	2006	2005	2004

Equity securities (%)	79	76	76

Fixed income (%)	20	24	23

Cash (%)	1	–	1

	100	100	100

The approximate target allocation percentage for the Canadian employee and executive plans that account for 53% of total plan assets is 70% equities, 30% bonds and expected return on assets is 7.9% for equities and 4.5% for bonds. The Company's plan assets do not include any common shares of Talisman.

The projected future benefit payments are as follows:

2007	2008	2009	2010	2011	2012 - 2016

7	8	8	9	10	66

At December 31, 2006, the actuarial net present value of the accrued benefit obligation for other post-retirement benefit plans was $12 million (2005 – $13 million; 2004 – $12 million). The other post-retirement benefit plans provide medical, dental and life benefits for active and retired employees. The effect of a one-percentage point change in the assumed health care cost trend rates on accrued benefit obligations and benefit costs would be immaterial.

19.  Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. North America includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. Scandinavia includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international areas. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

In 2006, Talisman redefined its reporting segments to those described above. In 2005, the UK and Scandinavia were reported in aggregate as the North Sea, Alaska was included in the Other reporting segment and excluded from the North America segment, and operations in North Africa (Algeria, Tunisia) and Trinidad and Tobago were reported as separate segments. All prior periods have been restated to conform to the current presentation including results of discontinued operations.

Talisman Energy 2006 Annual Financial Report 57

	North America[1]			United Kingdom[2]			Scandinavia[3]
(millions of C$)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Revenue

Gross sales					–

Oil and liquids	1,003	972	784	2,380	2,184	1,846	864	600	106

Natural gas	2,326	2,929	2,128	96	74	51	26	14	3

Synthetic oil	–	–	–	–	–	–	–	–	–

Sulphur	3	10	7	–	–	–	–	–	–

Total gross sales	3,332	3,911	2,919	2,476	2,258	1,897	890	614	109

Hedging (gain) loss	(86)	78	151	20	(1)	329	–	–	–

Royalties	632	783	567	5	10	3	4	–	1

Net sales	2,786	3,050	2,201	2,451	2,249	1,565	886	614	108

Other	78	76	62	28	35	19	11	–	(1)

Total revenue	2,864	3,126	2,263	2,479	2,284	1,584	897	614	107

Segmented expenses

Operating

Oil and liquids	150	132	124	616	589	533	259	180	55

Natural gas	347	284	240	7	10	6	–	–	–

Synthetic oil	–	–	–	–	–	–	–	–	–

Pipeline	8	6	6	67	15	12	–	–	–

Total operating expenses	505	422	370	690	614	551	259	180	55

Transportation	73	75	75	54	43	47	27	15	1

DD&A	1,024	908	741	440	397	489	248	157	45

Dry hole	135	122	147	26	38	109	11	15	–

Exploration	168	143	132	25	29	24	30	24	4

Other	(108)	(14)	19	33	54	28	–	–	2

Total segmented expenses	1,797	1,656	1,484	1,268	1,175	1,248	575	391	107

Segmented income before taxes	1,067	1,470	779	1,211	1,109	336	322	223	–

Non-segmented expenses

General and administrative	–	–	–	–	–	–	–	–	–

Interest	–	–	–	–	–	–	–	–	–

Stock-based compensation	–	–	–	–	–	–	–	–	–

Currency translation	–	–	–	–	–	–	–	–	–

Total non-segmented expenses	–	–	–	–	–	–	–	–	–

Income from continuing operations before taxes	–	–	–	–	–	–	–	–	–

Capital expenditures

Exploration	1,080	707	650	138	129	146	102	36	4

Development	1,166	844	766	1,070	746	241	230	109	104

Midstream	174	72	41	–	–	–	–	–	–

Exploration and development	2,420	1,623	1,457	1,208	875	387	332	145	108

Property acquisitions	–	–	–	–	–	–	–	–	–

Midstream acquisitions	–	–	–	–	–	–	–	–	–

Proceeds on dispositions	–	–	–	–	–	–	–	–	–

Other non-segmented	–	–	–	–	–	–	–	–	–

Net capital expenditures[6]	–	–	–	–	–	–	–	–	–

Property, plant and equipment	7,957	6,730	5,926	6,131	4,112	2,477	1,558	1,407	175

Goodwill	270	270	270	449	394	38	697	643	33

Other	694	652	402	479	384	274	139	169	25

Discontinued operations	171	367	362	272	672	474	–	–	–

Segmented assets	9,092	8,019	6,960	7,331	5,562	3,263	2,394	2,219	233

Non-segmented assets

Total assets

1	North America	2006	2005	2004	2	United Kingdom	2006	2005	2004	3	Scandinavia	2006	2005	2004

	Canada	2,611	2,780	2,035		United Kingdom	2,406	2,228	1,548		Norway	819	604	107
	US	253	346	228		Netherlands	73	56	36		Denmark	78	10	–

	Total revenue	2,864	3,126	2,263		Total revenue	2,479	2,284	1,584		Total revenue	897	614	107

	Canada	7,510	6,227	5,414		United Kingdom	6,081	4,067	2,436		Norway	1,321	1,149	175
	US	447	503	512		Netherlands	50	45	41		Denmark	237	258	–

	Property, plant and equipment	7,957	6,730	5,926		Property, plant and equipment	6,131	4,112	2,477		Property, plant and equipment	1,558	1,407	175

58 Talisman Energy 2006 Annual Financial Report

	Southeast Asia[4]			Other[5]			Total
(millions of C$)	2006	2005	2004	2006	2005	2004	2006	2005	2004

Revenue

Gross sales

Oil and liquids	1,385	865	669	537	578	254	6,169	5,199	3,659

Natural gas	740	662	451	2	–	–	3,190	3,679	2,633

Synthetic oil	–	–	–	–	–	–	–	–	–

Sulphur	–	–	–	–	–	–	3	10	7

Total gross sales	2,125	1,527	1,120	539	578	254	9,362	8,888	6,299

Hedging (gain) loss	–	–	–	–	–	–	(66)	77	480

Royalties	797	553	391	165	170	97	1,603	1,516	1,059

Net sales	1,328	974	729	374	408	157	7,825	7,295	4,760

Other	2	1	–	–	–	–	119	112	80

Total revenue	1,330	975	729	374	408	157	7,944	7,407	4,840

Segmented expenses

Operating

Oil and liquids	122	56	73	36	35	17	1,183	992	802

Natural gas	39	31	25	–	–	–	393	325	271

Synthetic oil	–	–	–	–	–	–	–	–	–

Pipeline	–	–	–	–	–	–	75	21	18

Total operating expenses	161	87	98	36	35	17	1,651	1,338	1,091

Transportation	46	43	42	7	9	9	207	185	174

DD&A	224	144	174	69	83	30	2,005	1,689	1,479

Dry hole	15	11	25	109	55	30	296	241	311

Exploration	22	40	20	73	39	58	318	275	238

Other	9	1	(9)	12	5	19	(54)	46	59

Total segmented expenses	477	326	350	306	226	163	4,423	3,774	3,352

Segmented income before taxes	853	649	379	68	182	(6)	3,521	3,633	1,488

Non-segmented expenses

General and administrative	–	–	–	–	–	–	233	201	183

Interest	–	–	–	–	–	–	166	163	173

Stock-based compensation	–	–	–	–	–	–	51	633	171

Currency translation	–	–	–	–	–	–	25	(7)	30

Total non-segmented expenses	–	–	–	–	–	–	475	990	557

Income from continuing operations before taxes	–	–	–	–	–	–	3,046	2,643	931

Capital expenditures

Exploration	72	74	54	161	138	98	1,553	1,084	952

Development	259	231	201	88	46	166	2,813	1,976	1,478

Midstream	–	–	–	–	–	–	174	72	41

Exploration and development	331	305	255	249	184	264	4,540	3,132	2,471

Property acquisitions	–	–	–	–	–	–	204	536	330

Midstream acquisitions	–	–	–	–	–	–	–	–	–

Proceeds on dispositions	–	–	–	–	–	–	(119)	(22)	(88)

Other non-segmented	–	–	–	–	–	–	36	28	26

Net capital expenditures[6]	–	–	–	–	–	–	4,661	3,674	2,739

Property, plant and equipment	1,561	1,465	1,050	484	482	473	17,691	14,196	10,101

Goodwill	123	123	100	4	4	–	1,543	1,434	441

Other	351	348	221	71	75	47	1,734	1,628	969

Discontinued operations	–	–	–	–	–	–	443	1,039	836

Segmented assets	2,035	1,936	1,371	559	561	520	21,411	18,297	12,347

Non-segmented assets	–	–	–	–	–	–	50	57	61

Total assets	–	–	–	–	–	–	21,461	18,354	12,408

4	Southeast Asia	2006	2005	2004	5	Other	2006	2005	2004	6	Excluding corporate acquisitions

	Indonesia	558	408	346		Trinidad and Tobago	186	194	–
	Malaysia	551	539	363		Algeria	174	212	157
	Vietnam	30	28	20		Tunisia	14	2	–
	Australia	191	–	–

	Total revenue	1,330	975	729		Total revenue	374	408	157

	Indonesia	417	371	327		Trinidad and Tobago	246	275	182
	Malaysia	879	818	701		Algeria	199	162	178
	Vietnam	54	23	22		Tunisia	15	15	–
	Australia	211	253	–		Other	24	30	113

	Property, plant and equipment	1,561	1,465	1,050		Property, plant and equipment	484	482	473

Talisman Energy 2006 Annual Financial Report 59

20.  Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Significant differences between Canadian and US GAAP are as follows:

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2006	2005	2004

Net income from continuing operations – Canadian GAAP		1,452	1,354	519

Depreciation, depletion and amortization	1,2,3	(35)	(41)	(35)

(Loss) gain on derivative instruments	4	(13)	(19)	85

Deferred income taxes	2	12	(6)	(16)

Stock-based compensation	10	(37)	–	–

Interest on long-term debt	4	(3)	1	6

		(76)	(65)	40

Net income from continuing operations		1,376	1,289	559

Net income from discontinued operations	7	553	207	135

Net income before cumulative effect of changes in accounting principles		1,929	1,496	694

Cumulative effect of changes in accounting principles, net of tax	10	(9)	–	–

Net income – US GAAP		1,920	1,496	694

Per common share amounts (C$)[2]

Basic

Income from continuing operations		1.26	1.18	0.48

Income from discontinued operations		0.51	0.18	0.12

Income before cumulative effect of changes in accounting principles		1.77	1.36	0.60

Cumulative effect of changes in accounting principles, net of tax		(0.01)	–	–

Net income		1.76	1.36	0.60

Diluted

Income from continuing operations		1.22	1.14	0.47

Income from discontinued operations		0.50	0.18	0.12

Income before cumulative effect of changes in accounting principles		1.72	1.32	0.59

Cumulative effect of changes in accounting principles, net of tax		(0.01)	–	–

Net income		1.71	1.32	0.59

1
Prior years have been restated to present the effect of discontinued operations. See note 2 and 20.7 for details.
2
Prior years have been restated to reflect the impact of the Company's three-for-one share split in May 2006. See note 8 for details.

60 Talisman Energy 2006 Annual Financial Report

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2006	2005	2004

Net income – US GAAP		1,920	1,496	694

Other comprehensive income

Unrealized foreign exchange gain on translation of self-sustaining operations	6	179	40	288

Minimum pension liability, net of tax	9	–	(8)	–

Unrealized change in fair value of financial instruments, net of tax	4	92	(20)	(40)

Comprehensive income – US GAAP		2,191	1,508	942

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2006	2005	2004

Operating

Cash provided by operating activities	8	4,056	4,596	2,881

Investing

Cash used in investing activities	8	(3,452)	(5,869)	(2,519)

Financing

Cash provided by (used in) financing activities		(680)	1,346	(401)

Effect of translation on foreign currency cash		10	19	(21)

Net increase (decrease) in cash and cash equivalents		(66)	92	(60)

Cash and cash equivalents, net of bank indebtedness beginning of year		130	38	98

Cash and cash equivalents, net of bank indebtedness end of year		64	130	38

Cash and cash equivalents, end of year		103	145	38

Bank indebtedness, end of year		39	15	–

Balance Sheet items in Accordance with US GAAP

December 31 (millions of C$)	Notes	2006		2005

		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

				(restated)[1]	(restated)[1]
Current assets		2,075	2,075	2,347	2,347

Property, plant and equipment	1-3	17,691	17,926	14,196	14,466

Other non-current assets	4,9	1,695	1,727	1,811	1,738

		21,461	21,728	18,354	18,551

Current liabilities	10	3,163	3,185	3,238	3,238

Long-term debt		4,560	4,560	4,263	4,263

Future income taxes	2	4,350	4,295	3,367	3,303

Other non-current liabilities	4,9,10	2,081	2,151	1,691	1,696

		14,154	14,191	12,559	12,500

Non-controlling interest		–	–	66	66

Shareholders' equity

Common shares		2,533	2,533	2,609	2,609

Contributed surplus	5	67	84	69	86

Cumulative foreign currency translation	4,6	122	(1,189)	(265)	(1,397)

Accumulative other comprehensive income	4,6,9	–	1,359	–	1,121

Retained earnings	1-7,9,10	4,585	4,750	3,316	3,566

Total liabilities and shareholders' equity		21,461	21,728	18,354	18,551

1
Prior years have been restated to present the effect of discontinued operations. See note 2 for details.

20.1    Gains on Property Exchanges:    In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the

Talisman Energy 2006 Annual Financial Report 61

definition of significant cash consideration under Canadian GAAP, have created differences in the carrying value of these properties and result in differences in depreciation, depletion and amortization expense in subsequent years.

20.2    Income Taxes and Depreciation, Depletion and Amortization Expense:    In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP, however, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in property, plant and equipment. As a result of the implementation method, further differences in depreciation, depletion and amortization expense result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

20.3    Impairments:    In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, and effective in 2004 Canadian GAAP as disclosed in note 1(c), if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in depreciation, depletion and amortization expense in subsequent years.

20.4    Forward Foreign Exchange Contracts and Other Financial Instruments:    The Company has designated, for Canadian GAAP purposes, the majority of its derivative financial instruments as hedges, as described in note 11. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction. The fair values of the contracts deemed to be hedges are not reflected in the Consolidated Financial Statements.

Effective January 1, 2001, for US GAAP purposes, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheets at fair value. The statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

Prior to January 1, 2004, management had not designated any of the currently held derivative instruments as hedges for US GAAP purposes and, accordingly, these derivatives were recognized on the balance sheets at their fair value with the change in their fair value recognized in earnings. Subsequent to January 1, 2004, management has designated its commodity derivative financial instruments as cash flow hedges for US GAAP purposes and, accordingly, the changes in their fair value are now recognized in other comprehensive income (OCI) with any ineffective portion recognized in net income. The ineffective portion was a loss of $10 million in 2006 (2005 – $nil; 2004 – $1 million). In 2006, the change in the fair value of derivative financial instruments increased OCI by $92 million, net of income tax of $38 million. For fair value hedges, such as cross currency and interest rate swaps, the derivative instrument is recognized on the balance sheets at their fair value. The change in fair value of both is reflected in net income.

Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, differences in future periods are expected to be minor.

20.5    Appropriation of Contributed Surplus:    In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

20.6    Foreign Exchange Gains and Losses on Translation of Self-Sustaining Foreign Operations:    Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded in other comprehensive income. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative foreign currency translation. Effective January 1, 2007 the Company adopted the new Canadian standards that effectively harmonize with US GAAP and consequently the Company does not expect GAAP differences in future periods.

20.7    Discontinued Operations:    In 2004, the Company adopted a new Canadian standard that eliminated a US GAAP reconciling item in respect to the reporting of discontinued operations. Prior to 2004, discontinued operations reporting was required for US GAAP, but not for Canadian GAAP. The impact of this difference in prior periods was limited to the classification of the discontinued operations, and consequently there are no remaining GAAP differences in the reported results.

20.8    Cash Provided by Operating Activities Presentation:    Under US GAAP, exploration expense is treated as an operating item.

20.9    Employee future benefits:    In 2006, the Company adopted FASB Statement 158 for US GAAP purposes. This statement requires the recognition of the net funded status of pension and other post retirement plans on the balance sheet. Deferred actuarial losses, past service costs and transitional assets are now presented on the balance sheet in accumulated other comprehensive income and charged to net income in a manner consistent with the provisions of Statements 87 and 106. Adoption of this Statement under US GAAP resulted in a decrease to other assets of $12 million, an increase to other long-term liabilities of $35 million and a reduction to future tax liabilities of $14 million. As required on adoption of this standard, the net adjustment of $33 million has been reported as a reduction to the ending balance of accumulated other comprehensive income. Under this statement a company is required to measure defined benefit plan assets and obligations as of the balance sheet date. This is consistent with Talisman's current practice and has not resulted in a GAAP difference.

62 Talisman Energy 2006 Annual Financial Report

Prior to the adoption of Statement 158 in 2006, the Company had recognized the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets as an additional minimum liability. In addition, an intangible asset was recognized equal to the lesser of the additional minimum liability and the unrecognized prior service costs, with the excess of the additional minimum liability over the unrecognized prior service costs reported in comprehensive income, net of tax.

December 31, 2006	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Transitional asset (obligation)	5	(3)	2

Past service costs	–	(4)	(4)

Net actuarial loss	(11)	(46)	(57)

Future tax assets	1	17	18

Included in accumulated other comprehensive income	(5)	(36)	(41)

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows; net transitional asset and obligation $1 million, net actuarial gains and losses $3 million, past service costs $nil. See note 18 for additional information.

20.10    Stock-based compensation:    Effective January 1, 2006 the Company adopted FASB Statement 123R for US GAAP purposes on a prospective basis. All of the Company's stock-based compensation plans are classified as liability instruments. Prior to adoption of Statement 123R there was no GAAP difference and our stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under Statement 123R, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value at each reporting date with the change in the obligation charged as stock-based compensation. Upon adoption of Statement 123R the Company recorded a loss of $9 million, net of tax of $4 million as a cumulative effect of change in accounting principle. A description of the Company's stock-based compensation plans and additional information is available in note 8.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2006	2005

Expected volatility	30%	30%

Risk free interest rate	4.0%	3.9%

Expected term (years)	5.4	5.4

Expected forfeiture rate	7.5%	7.3%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of our common shares over a historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and accordingly are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and our expectation for future payments.

For the year ended December 31, 2006 the total stock-based compensation expense was $88 million (2005 – $633 million, 2004 – $171 million). The stock-based compensation expense net of tax was $58 million (2005 – $447 million, 2004 – $119 million). At December 31, 2006 there was unrecognized compensation expense of $95 million which we expect to realize over a weighted average period of 1.8 years. The total number of options and cash units expected to vest as at December 31, 2006 was 68.7 million with a weighted average remaining contractual life of 6.9 years, a weighted average exercise price of $10.71 and an aggregate intrinsic value of $624 million.

20.11    Additional Information:    The Company has implemented a financing structure whereby a subsidiary has US$471 million drawn on a bank facility that has been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to set-off these amounts at maturity.

Newly Issued US Accounting Standards

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions.

Talisman Energy 2006 Annual Financial Report 63

FIN 48 is effective for fiscal years beginning after December 15, 2006, and will be effective for Talisman's 2007 year end reporting. Talisman is currently evaluating the impact of FIN 48 on our Consolidated Financial Statements.

Fair Value Measurements

In September 2006, the FASB issued Statement 157, "Fair Value Measurements". This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. This standard clarifies that fair value is a market measure and not an entity specific measure. Among other attributes, fair value assumes the highest and best use for the asset or liability being measured and is based on the exit price for the holder of the asset or liability. This standard also establishes a fair value hierarchy as follows: Level 1 is fair value based on observable market inputs that reflect quoted prices in a market accessible to the entity. Level 2 is fair value based on observable market inputs that do not reflect quoted prices in a market accessible to the entity, for example quoted prices for similar assets or identical assets in inactive markets, or inputs derived through interpolation of other observable market data. Level 3 fair value is based on unobservable market inputs, for example inputs derived through interpolation that cannot be corroborated by observable market data. The total fair value of assets and liabilities that are re-measured each reporting date must be grouped by hierarchy level for disclosure purposes, and in addition a continuity of the changes in the Level 3 measurements must be disclosed. This statement is effective for fiscal years beginning on or after November 15, 2007 and will be effective for Talisman in fiscal 2008. Talisman is currently evaluating the impact that Statement 157 on our Consolidated Financial Statements.

Summary US Dollar Information

Unless otherwise noted, all amounts in the Consolidated Financial Statements, including Accounting Principles Generally Accepted in the United States above, are reported in millions of C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2006	2005[1]	2004[1]

Total revenue[1]	7,007	6,117	3,720

Net income	1,694	1,235	533

Basic net income per common share (US$/share)	1.55	1.12	0.46

Average exchange rate (US$/C$)	0.8820	0.8258	0.7686

1
Total revenue excludes results of discontinued operations, prior periods have been restated accordingly.

64 Talisman Energy 2006 Annual Financial Report

Consolidated Financial Ratios

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12-month period ended December 31, 2006.

(unaudited)

Interest coverage (times)

Income[1]	14.51

Interest coverage (times)

Income from continuing operations[2]	12.23

1
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.
2
Net income from continuing operations plus income taxes and interest expense from continuing operations, divided by the sum of interest expense and capitalized interest from continuing operations.

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EXHIBIT 99.7
Independent Auditors' Report on Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Retained Earnings
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements